

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 16, 2016

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
4401 Great America Parkway
Santa Clara, California 95054

> **Re: Palo Alto Networks, Inc.**
> **Form 8-K**
> **Filed November 23, 2015**
> **Form 10-K for the Fiscal Year Ended July 31, 2015**
> **Filed September 17, 2015**
> **File No. 001-35594**

Dear Mr. McLaughlin:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on November 23, 2015

1. We note on page 9 that your Non-GAAP weighted-average shares used to compute diluted net income per share includes the potentially dilutive effect of employee equity incentive plan awards and convertible senior notes outstanding. Please reconcile the 5.6 million weighted-average effect of potentially dilutive securities, included in your Non-GAAP weighted-average shares, with the 20.1 million excluded from your computation of diluted net loss per share on page 13 of your most recent Form 10-Q. In addition,

please explain why the $0.7 million of non-cash interest expense related to the convertible notes, included in your reconciliation of Non-GAAP diluted net income per share, will not require cash to settle.

Form 10-K for the Fiscal Year Ended July 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

2. We note that sales and marketing expense represents approximately 56.3% and 56% of the total revenues during fiscal 2015 and 2014. We further note that sales and marketing expense consists primarily of personnel costs, including commission costs and also includes costs for market development programs, promotional and other marketing costs, travel costs, professional services, and allocated costs. Please tell us your consideration of providing enhanced quantitative and qualitative disclosures that separately discuss the components of selling and marketing expense. This appears to be important and material information necessary to understanding and evaluating your results of operations. We refer to you SEC Interpretive Release No. 33-8350.

Provision for Income Taxes, page 48

3. We note from your income tax and segment disclosures in Notes 12 and 15, on pages 81 and 85 respectively, what appear to be disproportionate relationships among domestic and foreign revenues, pre-tax income (losses) and related provisions both within and across the three years presented. For example, the relationship of your non-U.S. revenues to non-U.S. pre-tax loss and related foreign tax provision appears to require expanded MD&A disclosures as to how your mix of geographic revenues and related income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. Please explain the material components of foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Tell us how you would consider revision to MD&A to explain the foregoing issues in future filings.

4. In addition, please also explain the nature of and basis for the $51.3 million of additions for tax positions taken in fiscal 2015 presented in your gross unrecognized tax benefit reconciliation in Note 12, page 84.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information
Technologies and Services